FORM 3                                                 OMB APPROVAL
                                                  OMB NUMBER  3235-0104
                                                  EXPIRES: September 30, 1998
                                                  Estimated Average burden
                                                  hours per response.....0.5

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                        INITIAL STATEMENT OF BENEFICIAL

                            OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                        Investment Company act of 1940

1.   Name and Address of Reporting Person
     Dr. Romano Volta
     c/o Hydra S.p.A.
     Via Massimo d'Azeglio 57
     40123 Bologna, Italy

2.   Date of Event Requiring Statement (Month/Day/Year)
     September 10, 1997

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
     PSC Inc.  (NASDAQ: PSCX)

5.   Relationship of Reporting Person to Issuer (Check all applicable)
      X    Director                           X   10% Owner
     ----                                   ----
     ____  Officer (give title below)       ____  Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)
     Not applicable

___________________________________________________________________________

TABLE I - NON DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.   Title of Security (Instr. 4)
     Common Stock, par value $0.01 per share

2.   Amount of Securities Beneficially Owned (Instr. 4)
     425,000

3.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)
     D

4.   Nature of Indirect Beneficial Ownership (Instr. 5)
___________________________________________________________________________

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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.   Title of Derivative Security (Instr. 4)
     a)   Series A Convertible Preferred Stock{1}

     b)   Warrants{1}

2.   Date Exercisable and Expiration Date (Month/Day/Year)
     a)   Date Exercisable: Not applicable*
          Expiration Date:  Not applicable*

     b)   Date Exercisable: 9/10/97
          Expiration Date:  9/10/2001

3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)
     a)   1,375,000 shares of Common Stock, par value $0.01 per share

     b)   180,000 shares of Common Stock, par value $0.01 per share

4.   Conversion or Exercise Price of Derivative Security
     a)   Not applicable*

     b)   $8.00/share

5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 5)
     a)   I

     b)   I

6.   Nature of Indirect Beneficial Ownership (Instr. 5)
     a)   By Hydra Investissements S.A.**

     b)   By Hydra Investissements S.A.**


Explanation of Responses:

* According to the Restated Certificate of Incorporation of PSC Inc., shares of Series A Convertible Preferred Stock are convertible into shares of Common Stock at any time at the option of the holder of such shares of Series A Preferred Stock. The conversion rate is 12.5 shares of Common Stock for each share of Series A Preferred Stock and is subject to adjustment in certain circumstances.

** Dr. Volta owns 50 percent of the capital stock of Hydra S.p.A., an Italian corporation, which, in turn, owns 100 percent of the capital stock of Hydra Investissements S.A., a Luxembourg corporation.

{1} This ownership of Series A Convertible Preferred Stock and Warrants is also being reported by Hydra Investissements S.A., Hydra S.p.A. and Lucia Fantini. See Schedule I hereto. Hydra Investissements S.A. reports direct ownership of such securities.

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***  Signature of Reporting Persons

Each Dated:  September 23, 1997

                         DR. ROMANO VOLTA


                          /S/ ROMANO VOLTA
                         _______________________________________

                         HYDRA INVESTISSEMENTS S.A.


                         By:   /S/ SERGE THILL
                              __________________________________
                              Serge Thill
                              Director

                         By:   /S/ JEAN-PAUL DEFAY
                              __________________________________
                              Jean-Paul Defay
                              Director


                         HYDRA S.p.A.

                         By:   /S/ ROMANO VOLTA
                               _________________________________
                              Romano Volta
                              President of the Board of Directors


                         LUCIA FANTINI

                          /S/ LUCIA FANTINI
                         _______________________________________


*** Intentional misstatements or omission of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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                                 SCHEDULE I

     Designated Filer:   Dr. Romano Volta

     Issuer Name and Ticker or Trading Symbol
     PSC Inc.  (NASDAQ: PSCX)

     Date of Event Requiring Statement (Month/Day/Year)
     September 10, 1997



                        ADDITIONAL REPORTING PERSONS

     (Each of the Reporting Persons listed below is filing this Form 3 as a 10% Owner of the Issuer.)


     1.   Name and Address of Reporting Person:
          Lucia Fantini
          c/o Hydra S.p.A.
          Via Massimo d'Azeglio 57
          40123 Bologna, Italy


     2.   Name and Address of Reporting Person:
          Hydra S.p.A.
          Via Massimo d'Azeglio 57
          40123 Bologna, Italy


     3.   Name and Address of Reporting Person:
          Hydra Investissements S.A.
          3, Place Dargent
          Luxembourg

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